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                                                              Exhibit 99(a)(15)



                      MENTOR GRAPHICS EXTENDS TENDER OFFER
                          FOR QUICKTURN DESIGN SYSTEMS


WILSONVILLE, ORE., Sept. 10, 1998--Mentor Graphics Corporation (Nasdaq: MENT) today announced that it has extended its $12.125 per share cash tender offer for all outstanding shares of the common stock of Quickturn Design Systems, Inc. (Nasdaq: QKTN). The Offer, which commenced on August 12, 1998, is now scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, October 6, 1998 unless extended.

As of 12:00 Midnight, New York City time, on September 9, 1998, the date on which the Offer was scheduled to expire, 7,046,297 shares of Quickturn common stock had been validly tendered into the Offer, which, together with the 591,500 shares already owned by Mentor, represents approximately 42.6 percent of Quickturn's outstanding common stock. The shares tendered represent 39.3 percent of the outstanding common stock.

The Dealer Manager for the Offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc., which can be reached toll-free at 800-322-2885 or by collect call at 212-929-5500.


Contacts:   Anne M. Wagner
            Vice President, Marketing
            503-685-1462

            Roy Winnick
            Kekst and Company
            212-521-4842

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